FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  November, 2003.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  November 24, 2003

Encl.

Quarterly Financial Statements as at September 30, 2003 with Schedules B & C

Confirmation of Mailing

British Columbia Securities Commission			QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free i British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

		X		Schedule A

		X		Schedule B
(place X in appropriate category)
ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT
PACIFIC HARBOUR CAPITAL LTD		September 30, 2003		YY/MM/DD 03/11/24
ISSUER’S ADDRESS	543 Granville Street, Suite 1502
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1X8	604-697-0686	604-697-0687
CONTACT PERSON	CONTACT’S POSITION			CONTACT TELEPHONE NO.
Tom Pressello	President			604-697-0687
CONTACT E-MAIL ADDRESS			WEB SITE ADDRESS
tpressello@pacificharbour.ca			N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"TOM PRESSELLO"		TOM PRESSELLO		03/11/24
DIRECTOR’S SIGNATURE		PRINT FULL NAME		YY/MM/DD DATE SIGNED

"LISA REYNOLDS"		LISA REYNOLDS		03/11/24
DIRECTOR’S SIGNATURE		PRINT FULL NAME		YY/MM/DD DATE SIGNED

 (Electronic signatures should be entered in “quotations”)

PACIFIC HARBOUR CAPITAL LTD.

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2003 and March 31, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	30-Sept-03	31-Mar-03
ASSETS:	(unaudited)	(audited)
Current:
Cash	$ 140,203	$ 185,668
Accounts receivable	26,307	19,030
Prepaid expenses and deposits	12,571	18,800
Land held for resale-Note 3	306,442	537,940
Current assets of discontinued operations-Note 5	355	2,565
	485,878	764,003

Long term investment- Note 6	300,000	300,000
Land held for resale-Note 3	4,175,027	4,158,257
Capital assets, net-Note 4	35,223	40,606
	$ 4,996,128	$ 5,262,866
LIABILITIES:
Current:
Accounts payable and accrued liabilities	$ 435,852	$ 417,001
Due to directors	2,252	15,251
Due to affiliated companies	11,793	-
Severance obligations	200,000	250,000
Current portion of loans payable-Note 7	1,060,000	1,068,000
Current portion of mortgage payable-Note 8	51,161	51,161
Current liabilities of discontinued operations-Note 5	274,965	262,429
	2,036,023	2,063,842

Loans payable-Note 7	-	-
Mortgage payable-Note 8	247,230	298,234
	2,283,253	2,362,076
SHAREHOLDERS' EQUITY
Capital stock-Note 9	7,616,876	7,616,876
Deficits	(4,904,001)	(4,716,086)
	2,712,875	2,900,790

	$ 4,996,128	$ 5,262,866

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the Second Quarter Ended September 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-03	30-Sept-02	30-Sept-03	30-Sept-02
Revenue
Interest income	6,094	446	12,546	539
Royalty income	4,211	-	10,377	-
Rental income	-	3,209	-	5,755
	10,305	3,655	22,923	6,294

General and Administrative Expenses- Schedule 1	109,406	162,124	203,109	310,939

Income (Loss) Before Other Items	(99,101)	(158,469)	(180,186)	(304,645)

Other Items
Gain on sale of land held for resale	11,485	-	11,485	-

Net Income (Loss) from continuing operations	(87,616)	(158,469)	(168,701)	(304,645)

Income (loss) from discontinued operations-Note 5	(9,469)	(25,978)	(19,214)	(80,719)
Gain on sale of discontinued operations-Note 5	-	-	-	489,378

Net income (loss) for the period	(97,085)	(184,447)	(187,915)	104,014

Retained Earnings (Deficits) Beginning of Period	(4,806,916)	(4,315,619)	(4,716,086)	(4,604,080)

Retained Earnings (Deficits) End of Period	$ (4,904,001)	$ (4,500,066)	$ (4,904,001)	$ (4,500,066)

Basic income (loss) per share from continuing
operations	( $ 0.01)	($ 0.02)	($ 0.02)	($ 0.04)
Basic income (loss) per share from discontinued
operations	$ 0.00	$ 0.00	$ 0.00	$0.06
Basic income (loss) per share for the period	( $ 0.01)	($ 0.02)	($ 0.02)	$0.02
Fully diluted	N/A	N/A	N/A	N/A
Weighted average number of shares outstanding	7,247,712	6,650,199	7,247,712	6,650,199

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Second Quarter Ended September 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-03	30-Sept-02	30-Sept-03	30-Sept-02
Operating Activities
Net (loss) income from continuing operations	$ (87,616)	$ (158,469)	$ (168,701)	$ (304,645)
Non-cash items:
Gain on sale of land held for resale	(11,485)	-	(11,485)	-
Amortization	2,852	2,149	5,701	3,377
Changes in non-cash working capital:
Accounts receivable	(15,610)	65,564	(7,277)	28,667
Prepaid expenses and deposits	6,333	746	6,229	4,438
Accounts payable and accrued liabilities	1,791	(63,644)	18,851	(147,871)
	(103,735)	(153,654)	(156,682)	(416,034)
Financing Activities
Severance obligation repayment	(50,000)	-	(50,000)	-
Proceeds (Repayment) of loans	(29,000)	-	(8,000)	-
Repayment of mortgage	(11,062)	(35,000)	(51,004)	(67,567)
Advances from (repayment to) shareholders	-	1,278	(13,000)	(18,722)
Advances from affiliated companies	11,793	-	11,793	-
Issuance of common shares	-	104,021	-	104,021
Decrease in restricted cash	-	306,477	-	4,000
	(78,269)	376,776	(110,211)	21,732
Investing Activities
Net Proceed from sale of land held for resale	248,600	-	248,600	-
Expenditure on land held for resale	(8,071)	(14,352)	(22,384)	(27,607)
Purchase of capital assets	-	(10,691)	(321)	(20,451)
	240,529	(25,043)	225,895	(48,058)
Change In Cash from Continuing Operations	58,525	198,079	(40,998)	(442,360)

Change In Cash from Discontinued Operations	(3,151)	(253,721)	(6,677)	458,314

Cash (Bank Indebtedness), Beginning Of Period	85,184	139,792	188,233	68,196

Cash (Bank Indebtedness), End Of Period	$ 140,558	$ 84,150	$ 140,558	$ 84,150
Represented by:
Cash from Continuing Operations	140,203	77,270	140,203	77,270
Cash from Discontinuing Operations	355	6,880	355	6,880
	140,558	84,150	140,558	84,150

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Schedule I

Formerly Venture Pacific Development Corporation

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the Second Quarter Ended September 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative

	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-03	30-Sept-02	30-Sept-03	30-Sept-02
General and administrative expenses

Audit	3,200	7,036	3,200	11,605
Amortization-capital assets	2,852	2,149	5,701	3,377
Bank charges	389	730	730	1,170
Corporate accounting	6,245	11,955	14,128	23,065
Filing fees	5,180	6,744	5,366	8,339
Foreign exchange loss (gain)	735	(1,046)	(27,514)	(22,518)
Interest	21,000	27,072	42,000	56,948
Legal and professional fees	5,255	70,680	6,280	91,659
Management fees	19,500	30,000	43,500	75,000
Office and general	4,507	1,636	12,600	22,023
Promotion and advertising	692	1,031	4,380	1,031
Rent and utilities	17,765	11,272	35,276	30,762
Shareholder info and investor relations	1,449	1,702	1,449	10,683
Transfer agent fees	1,820	2,890	2,592	3,539
Travel and entertainment	(4,741)	1,508	3,305	5,991
Wages and benefits	23,558	(13,235)	50,116	(11,735)

	109,406	162,124	203,109	310,939

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD

Formerly Venture Pacific Development Corporation

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd., formerly Venture Pacific Development Corporation, is a public company, which was incorporated on March 8, 1986 under the Company Act of British Columbia.  Its common shares are traded on the TSX Venture Exchange.  The Company's primary business is investments and continues to hold investments in real estate through its wholly owned subsidiaries as well as investment in a direct marketing company.

Note 2

      Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)     Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: 345384 BC Ltd, 345385 BC Ltd, Venture Pacific Development Capital Ltd., Venture Pacific Vehicle LeaseCorp Inc., VenPac Nevada I, Inc. and Venture Pacific Development USA Ltd.

All significant inter-company transactions and balances have been eliminated.

b)     Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments to be cash and cash equivalents.

c)     Land Held for Resale

Land held for resale is carried at the lower of cost and net realisable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realisable value they will be written down accordingly.

d)     Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Building

4% declining balance

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

100% declining balance

e)     Long term investment

Long-term investment is carried at cost. To the extent that cost exceeds net recoverable value it will be written down accordingly.

f)     Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)     Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)     Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and due to directors approximate fair value because of the short-term maturity of those instruments. The fair value of long-term investments, accounts payable and mortgage payable also approximates their carrying amounts. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)     Stock-Based Compensation Plan

The Company has a share purchase option plan which is described in Note 9. No compensation expense is recognized for this plan when share purchase options are issued to employees or directors. Any consideration paid by employees or directors on exercise of share purchase options is credited to share capital.

j)     Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 9 , whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that stock options be accounted for using the fair value based method of accounting for stock-based compensation with the exception of certain types of awards, which are exempt from this policy.  Where the award is exempt, the Company can elect to follow the fair value method or some other method provided that where the fair value method is not followed certain pro-forma disclosures are made.  The Company has elected to continue applying the settlement method of accounting.

Note 3

     Land Held for Resale

	Sept. 30, 2003	Mar.31, 2003

Balance, beginning of the period	4,696,197	760,000
Property taxes	4,971	10,744
Other costs	17,413	3,644
	4,718,581	774,388
Less: land sold during the period	(237,112)	(236,448)
	4,481,469	537,940
Add: reclassify from land held for development	-	4,158,257
to land held for resale (long-term)
Total land held for resale	4,481,469	4,696,197

Represented by:
Current portion	306,442	537,940
Long term portion	4,175,027	4,158,257
	4,481,469	4,696,197

Note 4

     Capital Assets

			Sept. 30 2003	March 31 2003
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	25,319	7,035	18,284	21,521
Office Furniture	20,635	4,371	16,264	17,732
Software	2,706	2,031	675	1,353

	48,660	13,437	35,223	40,606

Note 5

      Discontinued Operations

On May 31, 2002, the Company sold its 50% interest in the Pemberton Junction Store.  Income related to this joint venture has been disclosed as income from discontinued operations. The Company received proceeds of $815,806 for its 50% joint venture interest resulting in a gain on sale of discontinued operations of $489,378.

	6 months	6 months
	Sept. 30, 2003	Sept. 30, 2002
Revenue	-	384,460
Net income (loss)	-	5,944

Cash flow from discontinued operations:
Operating	-	5,163
Financing	-	-
Investing	-	739,249
Change in cash from discontinued operations	-	744,412

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of $200,525 on the sale. Income related to Venture Pacific Vehicle LeaseCorp Inc. has been disclosed as income from discontinued operations.

	6 months	6 months
	Sept. 30, 2003	Sept. 30, 2002
Revenue	-	518,500
Net income (loss)	(19,214)	(86,663)

Cash flow from discontinued operations:
Operating	(20,597)	87,113
Financing	13,920	(250,000)
Investing	-	(123,211)
Change in cash from discontinued operations	(6,677)	(286,098)

The consolidated balance sheets include the following amounts related to discontinued operations of Pemberton Junction Store and Venture Pacific Vehicle LeaseCorp Inc.

	Sept. 30, 2003	Mar. 31, 2003
Cash and cash equivalents	355	2,565
Current assets of discontinued operations	355	2,565

Accounts Payable	29,147	30,530
Current portion of loan payable	245,818	231,899
Current liabilities of discontinued operations	274,965	262,429

Note 6

       Long-term Investment

On December 10, 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc. National Direct Response Marketing Canada Inc. is the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and other direct marketing products. The investment entitles the Company to invest up to $1,100,000 by way of secured convertible debentures and if fully converted will result in a 49% ownership of National Direct Response Marketing Canada Inc.

The first two debenture advance total $300,000. Subsequent advances re subject to National Direct Response Marketing Canada Inc. achieving specific sales targets within a 12 month and 18 month periods. The debenture bears interest at 8% per annum, payable quarterly. The investment also entitles the Company to earn royalty income based on each unit of the Canadian and American Legal Will Kit sold.

Note 7       Loans Payable

	Sept. 30, 2003	Mar. 31, 2003
The loan is secured by the land held for resale, bears interest at 12% per annum and due on March 31, 2004.	706,000	714,000
The loan is unsecured, non-interest bearing and payable on demand.	354,000	354,000
	1,060,000	1,068,000
Less: current portion	1,060,000	1,068,000
	-	-

Note 8

      Mortgage Payable

	Sept 30., 2003	Mar. 31, 2003
Mortgage is in the amount of US$221,048 and bears interest of 10% per annum, due August 2008. Monthly payments of $4,757 including principal and interest and secured by a deed of trust against the Pahrump land. The mortgage may be prepaid at any time without penalty.	298,391	349,395
Less: current portion	(51,161)	(51,161)
	247,230	298,234

Note 9       Share Capital

a)

     Authorized:

100,000,000 common shares without par value.

b) Issued:	Number	Amount
Balance, March 31, 2002	13,040,345	$ 7,469,567
Common shares issued for debt settlement
Balance, before consolidation	14,080,555	7,573,588
Consolidated 2 to 1)		-
Common shares issued for debt settlement
Common shares issued for bridge loan fees	35,000	12,250

Balance, March 31, 2003 and September 30, 2003	7,247,712	$ 7,616,876

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in every two shares of the Company being consolidated into one new common share. As a result, the Company’s 14,080,555 issued and outstanding common shares were consolidated into 7,040,277 common shares.

c)

Commitments:

i)

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$ 0.40-0.50
Expired	(252,500)	$ 0.40-0.50

Total before consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	-0.30
Cancelled	(10,000)	$ 0.80

Outstanding and exercisable at September 30, 2003	927,028	$ 0.24-1.00

On September 30, 2003, there were 927,028 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
48,000	$1.00	March 3, 2005
		November 27, 2007
50,000	$0.30	December 16, 2007

927,028

Note 10

      Related Party Transactions

For the six month ended September 30, 2003 and 2002, the Company was charged the following expenses by directors or companies with common directors:

	2003	2002
Interest income	12,000	-
Royalty income	10,377	-
	22,377	-

Legal and professional fees	906	59,975
Management fees and salaries	67,500	79,000
	68,406	138,975

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The Company owed the following amounts to directors of the Company or to companies with common directors:

	September 30,	March 31,
	2003	2003
Due to directors	2,251	15,251
Due to affiliated companies	11,793	-
Accounts payable	13,531	13,000

	27,575	28,251

Amounts due to directors are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Note 11

      Contingent Liability

An action has been brought against the Company claiming damages in the aggregate amount of $76,000 for alleged wrongful dismissal by a former employee of the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc. Management is of the opinion that the claim is without merit and accordingly no amount has been recorded in the financial statements at September 30, 2003.

Note 12

       Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

QUARTERLY REPORT – Form 51

for the Second quarter ended September 30, 2003

Schedule C:  Management Discussion and Analysis

DESCRIPTION OF BUSINESS

Pacific Harbour Capital Ltd. (the “Company”), a Vancouver based investment company, has principal investments in the land/real estate sector and the direct marketing sector. The Company invests and divests itself of assets as determined by the general economic environment and the economic health of the relevant sector.

The Company’s current focus is the sale of its land in Pemberton, B.C., and the sale of its land holdings in Pahrump, Nevada.  The Company’s land assets consist of a 133-acre parcel of land in Pemberton, BC and two parcels of land approximately 18 acres located in Pahrump, Nevada.

Through the sale of its land assets, the Company aims to re-invest the capital and profits into other investment opportunities as the current management is actively identifying other profitable business ventures and investment opportunities.

DISCUSSION OF OPERATIONS

Revenue

For the second quarter ended September 30, 2003, the Company reported revenue of $10,305 compared to $3,655 for the same quarter last year.  The Company’s sole source of revenue continues to be generated from interest and royalty income earned from its investment in National Direct, a direct marketing company.

During this quarter, the Company also sold its one-acre commercial parcel of land in Pemberton, BC for $265,000 and reported a gain on sale of $11,485.

Expenses

General and Administration

For the three months ended September 30, 2003, the Company reported general and administrative expenses totalled $109,046 compared to $162,124 in the same quarter last year, a decrease of 32%. The decrease was mainly attributable to lower legal expenses since the Company no longer incurred legal expenses related to re-organization. Legal expenses reduced from $70,680 in the second quarter of 2002 to $5,255 in the comparative quarter in 2003.

Other expenses such as audit and accounting and management fees also decreased in the quarter as current management continues to cut costs and reduce losses.

Offsetting the decreases above, wages and benefits increased mainly due to the hiring of one administration staff since the removal of past management. In prior years this function was charged as corporate and service fees through a management company by past management.

There were no investor relations expenses incurred during the quarter.

Net Income

Pacific Harbour Capital Ltd reported a consolidated net loss of $(97,085) or $(0.01) loss per share in the current quarter compared to a loss of $(184,447) or $(0.02) loss per share from the comparative quarter.

Continuing Operations

Net loss from continuing operations was $(87,616) or $(0.01) loss per share for the current quarter compared to a net loss of $(158,469) or $(0.02) loss per share from the comparative quarter.

Discontinued Operations

Net loss from discontinuing operations was $(9,469) in the current quarter compared to a net loss of $(25,978) in the comparative quarter. The current quarter losses were mainly attributable to interest expenses accrued on outstanding loan payable from the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc.

Related Party Transactions

For the six months ended September 30, 2003, the Company paid management fees and salaries totalled $67,500 to management staffs who are also directors of the company. In addition, $906 was paid to a law firm whose partner is a director of the Company.

The Company also earned a total of $22,377 from a direct marketing company whose director is also a director of Pacific Harbour Capital Ltd.

Legal Proceedings and Contingent Liabilities

The Company is currently involved in several court cases, which it plans to defend vigorously.

The first court case involved a former law firm engaged by the previous management. The firm is claiming legal fees owing of approximately $109,000. The Company has counter sued the law firm claming it was in breach of the court order prohibiting expenses of this nature. This legal fee has been accrued in the financial statements in full.

The second court case involved another law firm engaged by the previous management. The firm claims outstanding legal fees owing of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The third case involved a former manager of the Company’s subsidiary, Venture Pacific Vehicle LeaseCorp Inc. The former manager is claiming $76,000 for breach of contract and wrongful dismissal.  Management is of the opinion that the claim is without merit and accordingly no amount has been recorded in the financial statement.

LIQUIDITY AND SOLVENCY

The Company generated negative cash outflow of $(103,735) from its operating activities for the current quarter compared to negative cash outflow of $(153,654) for the same quarter last year.  The reduction in cash outflow for the current quarter was due to lower net loss.

In this quarter, the Company also repaid $40,062 in loan and mortgage and reduced its severance obligation by $50,000. Total financing activities were negative cash outflow of $(78,269).

To offset the negative cash outflow, the Company sold a parcel of land in Pemberton, BC for net proceeds of $248,600 after property taxes, legal and commission costs.

Overall, the Company generated positive cash inflow of $58,525 from continuing operations and incurred a slight cash outflow of $(3,151) from discontinuing operations.

At September 30, 2003, the Company had cash balance of $140,203 and working capital deficiency of $1,550,145. The working capital deficiency was mainly due to the inclusion of the entire loans payable totalling $1,060,000 in the current portion.  The Company is confident that the loan will be refinanced should the Company not be able to repay the loans prior to maturity.

In order to meet the current working capital deficiency, the Company continues to explore debt settlement opportunities and has listed all of its land property for sale.

Presently, the Company relies on its cash reserves to provide monthly working capital to meet ongoing cash requirements.

PACIFIC HARBOUR CAPITAL LTD.

#1502 – 543 Granville Street

Vancouver, B.C.  V6C 1X8

Telephone:  (604)  697-0687

Fax:  (604)  697-0686

November 24, 2003

British Columbia Securities Commission

TSX Venture Exchange

701 West Georgia Street

650 West Georgia Street

Vancouver, B.C.

Vancouver, B.C.

V7Y 1L2

V6B 4N9

Alberta Securities Commission

4TH Floor

300 – 4th Avenue S.W.

Calgary, Alberta

T2P 3C4

Dear Sirs:

Subject:

Pacific Harbour Capital Ltd.

September 30th, 2003 Quarterly Financial Statements

We confirm that the following material was sent by pre-paid mail on November 24th, 2003 to those shareholders listed on the supplemental list of the subject company:

1.

Schedule A – Financial Statements for the quarter ended September 30, 2003

2.

Schedule B – Supplementary Information

3.

Schedule C – Management Discussion

Yours truly,

PACIFIC HARBOUR CAPITAL LTD.

""Deborah McDonald"

Deborah McDonald

Corporate Administrator